CLEANER YOGA MAT, INC.
1370 Sawleaf Ct.
San Luis Obispo, CA 93401

January 29, 2015
Via Edgar

Re:         Cleaner Yoga Mat, Inc.
Registration Statement on Form S-1
Filed October 27, 2014
File No. 333-198807

After careful consideration and To Whom It May Concern:

This letter shall serve as a reply to your letter correspondence, dated December 18, 2014 concerning Cleaner Yoga Mat, Inc. and the registration statement on Form S-1 referenced above (the “Company”).

General

1. We note that you provided the audited annual financial statements and unaudited interim financial statements as exhibits within Item 16 to the Form S-1.  Please move this information so that it is included within the body of your prospectus rather than as an exhibit as required by Item 11(e) of Form S-1.

Per your instructions we have placed the financial statements under Item 11(e) and removed reference to the exhibits.

2. We note your response to comment 1 in our letter dated November 13, 2014; however, we do not believe that a version of your registration statement that has been marked to show changes was provided.  Please provide such a version with future amendments of your registration statement.  Refer to Rule 472.

Duly noted. We have instructed the edgarizer to provide trackchanges version of any amendment.

Prospectus Summary, page 5

Company Overview, page 5

3. Please revise your disclosure to clarify that no research has been done to specifically confirm the link between unclean yoga mats and certain infections.  Please also revise your disclosure on page 22 accordingly.

Upon our review of page 5, we believe that we have expressly stated that “Admittedly, no research has been done to specifically confirm the link between unclean yoga mats and fungal, bacterial and viral infections.  Dermatologists and podiatrists have not undergone extensive studies tracing specific ailments to contaminants of yoga mats.” (edited for typographical errors which are included in the amended filing.).  We have added the following language to page 22 “Although we are confident in efficacy of our product, to the best of our knowledge there have been no studies confirming a specific link between unclean yoga mats and the pathogens for which our product has been tested.”

Dilution, page 20

4. Please revise your filing to update your dilution disclosures to properly reflect the most recent financial information as of September 30, 2014.

We have made the appropriate revisions.

Products, page 24

5. We note your response to comment 8 in our letter dated November 13, 2014.  We also note your statement that there currently are no written contracts with your distributors; however, your disclosure on page 24 states that you have “negotiated agreements with 13 yoga studios as distributors.”  Please revise your disclosure to clarify the current status of your distributor agreements.

We have made the appropriate revisions.

Yours truly,

/s/ Leisa Swanson
Leisa Swanson, Sole Director
Cleaner Yoga Mat, Inc.

The Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Leisa Swanson
Leisa Swanson, Sole Director
Cleaner Yoga Mat, Inc.